Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics announces its cash position at the end of 2023 and its financial calendar for 2024

Lyon (France) and Cambridge (MA, US), January 18, 2024, at 10:05pm CET – PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM), a biopharmaceutical company developing innovative treatments for severe and resistant bacterial infections, today announces its cash position as of December 31, 2023, and its financial calendar for 2024.

Cash position as of December 31, 2023

As of December 31, 2023, PHAXIAM Therapeutics had cash and cash equivalents totaling €10.5 million (approximately $11.6 million).

With the implementation of additional cost-cutting measures, PHAXIAM Therapeutics estimates that its current cash position will enable the Company to finance its current programs and expected operating expenses until the end of July 2024.

At the same time, PHAXIAM is continuing discussions aimed at refinancing the company during the first half of 2024, to pursue its project.

Financial calendar for 20241

•Update on business and key financial data for 4th quarter 2023: press release on March 20, 2024 (after US market close), followed by a conference call and webcast on March 21, 2024 (2:30 pm CET/ 8:30 am ET).

•Update on business and key financial data for Q1 2024: press release on May 15, 2024 (after US market close), followed by a conference call and webcast on May 16, 2024 (2:30 pm CET/ 8:30 am ET).

•Annual General Meeting on June 28, 2024

•Update on business and key financial data for Q2 2024: press release on September 25, 2024 (after US market close), followed by a conference call and webcast on September 26, 2024 (2:30 pm CET/ 8:30 am ET).

•Update on business and key financial data for Q3 2024: press release on November 13, 2024 (after US market close), followed by a conference call and webcast on November 14, 2024 (2:30 pm CET/ 8:30 am ET).

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.phaxiam.com

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1 Information subject to modification

PRESS RELEASE

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Dušan Orešanský Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical programs , development plans, business and regulatory strategy and anticipated future performance of PHAXIAM and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHAXIAM's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the inability to maintain the listing of PHAXIAM’s shares on the Nasdaq Capital Market and the Euronext regulated market; (2) changes in applicable laws or regulations; (3) the possibility that PHAXIAM may be adversely affected by other economic, business and/or competitive factors; and (4) other risks and uncertainties indicated from time to time in PHAXIAM’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. PHAXIAM disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in PHAXIAM’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.